United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 28, 2006

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V.

The one that subscribes this document, being the Secretary to the Board of Directors of GRUMA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 27, 2006 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the financial statements of the Company presented to the shareholders by the Board of Directors of GRUMA, S.A. DE C.V., regarding the Fiscal Year from January 1 through December 31, 2005, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2005 Fiscal Year was submitted.

THIRD: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$1,185,977,000.00 (ONE BILLION ONE HUNDRED AND EIGHTY FIVE MILLION NINE HUNDRED AND SEVENTY SEVEN THOUSAND MEXICAN PESOS WITH 00/100), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$59'298,850.00 (FIFTY NINE MILLION TWO HUNDRED AND NINETY EIGHT THOUSAND EIGHT HUNDRER AND FIFTY MEXICAN PESOS WITH 00/100) which represents five per cent of the 2005 fiscal year net profit, as set forth by.

b) Pay as a dividend MXN$410'167,459.20 (FOUR HUNDRED AND TEN MILLION ONE HUNDRED SIXTY SEVEN THOUSAND, FOUR HUNDRED AND FIFTY NINE MEXICAN PESOS WITH 20/100) equivalent to MXN$0.85 (eighty five cents) per share for each one of the -482,549,952- shares issued and outstanding, and with voting rights, to be paid from the 2005 fiscal year net profit. This payment shall be made in cash in one exhibition against the presentation and exchange of the receipt referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 18th (eighteenth) day of May 2006, for which the corresponding publication shall be made for the awareness of all the shareholders.

c) Register in the account for withheld profits, the remainder of the profit registered on the 2005 fiscal year of GRUMA, S.A. de C.V., that is the amount of MXN$716'510,690.80 (SEVEN HUNDRED AND SIXTEEN MILLION FIVE HUNDRED AND TEN THOUSAND SIX HUNDRED AND NINETY MEXICAN PESOS WITH 80/100).

d) In the event that share purchase transactions are executed with the repurchase fund between the date of execution of this Meeting and the payment date of the agreed dividend, a dividend will not be paid over said repurchased shares and its corresponding amount shall be registered in the account of withheld profits.

FOURTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the company's own shares and a report of the operations carried out with the company's own shares in the 2005 Fiscal Year was submitted.

FIFTH: Elected the Directors and the Chairman, Secretary and Statutory Examiner, Proprietary and Alternates, and approved their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	JAIRO SENISSE
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
JUAN ANTONIO GONZALEZ MORENO	ROBERTO GONZALEZ VALDES
HECTOR RANGEL DOMENE	JAIME ALATORRE CORDOBA
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	RAUL A. PELAEZ CANO
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
G. ALLEN ANDREAS	DAVID J. SMITH
DOUGLAS J. SCHMALZ	STEVE MILLS

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Examiner and MR. CARLOS ARREOLA ENRIQUEZ as his alternate, position valid until the new Mexican Securities Law is in force.

SIXTH: Appointed the members of the Audit Committee and their compensation for their attendance to the Auditor Committee meetings and the execution of their duties and any previous studies and analysis made for this purpose was determined, as follows:

AUDIT COMMITTEE

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

SEVENTH: Appointed the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L., April 27, 2006

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A. DE C.V.

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

The General Ordinary Shareholders' Meeting of GRUMA, S.A. DE C.V., held the 27th of April of 2006 in Monterrey, Nuevo Leon, approved, among other resolutions, the following:

The payment in cash of a dividend in the amount of MXN$410'167,459.20 (FOUR HUNDRED AND TEN MILLION ONE HUNDRED SIXTY SEVEN THOUSAND, FOUR HUNDRED AND FIFTY NINE MEXICAN PESOS WITH 20/100) equivalent to MXN$0.85 (eighty five cents) per share for each one of the -482,549,952- shares issued and outstanding, and with voting rights, of GRUMA, SA. DE C.V., to be paid from the Fiscal Net Profit ccount. This payment shall be made in cash in one exhibition, as of the 18th (eighteenth) day of May 2006.

The payment shall be made at the offices of S.D. Indeval, S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during office hours in the offices of the Company located in Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220, duly accrediting their condition as shareholders before the Company.

Monterrey, N.L. 27th of April, 2006
GRUMA, S.A. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS